Exhibit 4a

Moody's Corporation Global Legal Structure

As of 12/31/2016



Moody's Corporation (Delaware)
Moody's Analytics, Inc. (Delaware)
The Moody's Foundation (New York)
Moody's Overseas Holdings Inc. (Delaware)
Moody's Shared Services, Inc. (Delaware)
Moody's Capital Markets Research,Inc (Delaware)
Moody's Risk Services Corp. (Delaware)
Moody's Advisors Inc. (Delaware)
Moody's Investors Service Inc. (Delaware)
Moody's Credit Assessment Holdings, LLC (Delaware)
21%
Booyami, Inc. (US)
Moody's Israel Holdings Inc. (BVI)
51%
Midroog Ltd. (Israel)
Moody's de México, S.A. de C.V., I.C.V (Mexico)
Moody's Analytics Global Education (Canada) Inc. (Canada)
CSI Global Education US, Inc. (Delaware)
Foundation for Fiduciary Studies, Inc. (Delaware)
Moody's (UK) Limited (UK)
Moody's International LLC (Delaware)
Moody's Canada Inc. (Canada)
Moody's America Latina Ltda. (Brazil)
Moody's Analytics do Brasil Soluções para Gerenciamento de Risco de Crédito Ltda (Brazil)
Moody's Analytics Canada Inc. (Canada)
Administracion de Calificadoras, S.A. de C.V. (Mexico)
Moody's Analytics International Licensing Gmbh (Switzerland)
Moody's Investors Service España SA (Spain)
Moody's Asia Pacific Ltd. (Hong Kong)
Moody's Group Japan G.K. (Japan)
Moody's Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody's Shared Services India Private Limited (India)
Moody's CreditAssessment Inc. (Delaware)
Moody's Group (Holdings) Unlimited (UK)
Moody's Latin America Holding Corp. (BVI)
Moody's EMEA Financing (Cyprus) Ltd (Cyprus)
Moody's International (UK) Limited (UK)
Moody's Latin America Agente de Calificacion de Riesgo SA (Argentina)
Moody's Equilibrium I (BVI) Holding Corporation (BVI)
Moody's Equilibrium II (BVI) Holding Corporation (BVI)
99.99%
Equilibrium Calificadora de Riesgo S.A. (Panama)
Equilibrium Clasificadora de Riesgo S.A. (Peru)
Moody's Holdings LLC (Delaware)
Moody's Group Finance Ltd. (UK)
Moody's Group Cyprus Ltd. (Cyprus)
1.84%
ChinaScope Ltd. (Hong Kong)
ChinaScope Financial (Shanghai) Co. Ltd. (China)
Moody's (Japan) K.K. (Japan)
Moody's Analytics Japan K.K. (Japan)
Moody's SF Japan K.K. (Japan)
MIS Quality Management Corp. (Delaware)
Moody's Assureco Inc. (Delaware)
Moody's International Holdings (Cyprus) Limited (Cyprus)
Moody's Assurance Company, Inc. (New York)
Moody's International Holdings (UK) Limited (UK)
MIS Asset Holdings Inc. (Delaware)
Moody's Analytics Knowledge Services Solutions (US) Inc. (Delaware)
Moody's Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
GGYAXIS, Inc. (Delaware)
MA KS Solutions (India) Private Limited (India)
Moody's Finance Company Limited (UK)
3.7%
European DataWarehouse Gmbh (Germany)
90%
Moody's Analytics Czech Republic s.r.o. (Czech Rep)
Moody's Investors Service (BVI) Limited (BVI)
Moody's Investors Service Cyprus Ltd. (Cyprus)
Moody's Analytics (DIFC) Limited (UAE)
Moody's Group UK Ltd. (UK)
MA Knowledge Services Research (India) Private Limited (India)
Moody's South Africa (B.V.I.) Limited (BVI)
Moody's Financing (Cyprus) Ltd (Cyprus)
Moody's Finance Company Ireland (Ireland)
Moody's Group Cyprus Ltd. Luxembourg Branch (Luxembourg)
Moody's Holdings (B.V.I.) Limited (BVI)
Moody's Eastern Europe LLC (Russia)
51%
Moody's Interfax Rating Agency Ltd. (Russia)
40%
Middle East Rating and Investors Service S.A.E. (Egypt)
Moody's Investors Service South Africa (Pty) Limited (South Africa)
Moody's Holdings Ltd. (UK)
Moody's Company Hong Kong Ltd. (Hong Kong)
Moody's China (B.V.I.) Limited (BVI)
49%
China Cheng Xin International Credit Rating Co., Ltd. (China)
Moody's Investors Service Hong Kong Ltd. (Hong Kong)
Moody's Analytics Hong Kong Ltd. (Hong Kong)
Moody's Investors Service (Beijing), Ltd. (China)
Moody's Investors Service (Beijing), Ltd. Shanghai Branch (China)
Moody's Singapore Pte Ltd (Singapore)
Moody's Investors Service (Korea) Inc. (Korea)
Moody's Information Consulting (Shenzhen) Co. Ltd. (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Shanghai Branch (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)
98%
Moody's Analytics (Thailand), Co., Ltd. (Thailand)
Moody's Group France SAS (France)
99.9%
Moody's Canada LP (Canada)
Gilliland Gold Young Consulting Inc. (Canada)
Moody's Analytics Holdings (UK) Ltd. (UK)
Moody's Analytics Ireland Ltd. (Ireland)
Moody's Analytics UK Ltd. (UK)
Moody's Shared Services UK Ltd. (UK)
Fermat International SA (Belgium)
Moody's France SAS (France)
Fermat Finance SPRL (Belgium)
Moody's Analytics SAS (France)
Fermat GmbH (Germany)
Moody's Analytics Technical Services (Hong Kong) Ltd. (Hong Kong)
Moody's Analytics Technical Services (UK) Ltd. (UK)
5%
Credit Data Research Limited (UK)
Moody's Group Deutschland GmbH (Germany)
Moody's Italia S.r.l. (Italy)
Moody's Investors Service Ltd. (UK)
Moody's EMEA Holdings Ltd. (UK)
98.83%
Moody's Deutschland GmbH (Germany)
Moody's Analytics Deutschland GmbH (Germany)
4.99%
Euler Hermes Rating GmbH (Germany)
MIS Limited Czech Branch (Czech Republic)
MIS Limited Russian Branch (Russia)
MIS Limited Poland Branch (Poland)
Moody's Investors Service Nordic Filial (Sweden)
Moody's Investors Service EMEA Limited (UK)
MIS EMEA Limited Czech Branch (Czech Republic)
Moody's Investors Service Middle East Limited (UAE)
Moodys Analytics Knowledge Services (Jersey) Limited (Jersey)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody's Investors Service India Private Ltd. (India)
Moody's Analytics Korea Co., Ltd. (Korea)
Moody's Investors Service Singapore Pte Ltd. (Singapore)
Moody's Group Australia Pty Ltd. (Australia)
Moody's Analytics Singapore Pte Ltd. (Singapore)
Korea Investors Service, Inc. (Korea)
52.5%
KIS Pricing, Inc. (Korea)
Moody's Mauritius Holdings Ltd. (Mauritius)
67.05%
Moody's Investment Company India Private Limited (India)
29.38%
ICRA Limited (India)
Moody's Indonesia (B.V.I.) Limited (BVI)
99%
PT Moody's Indonesia (Indonesia)
Moody's Investors Service Pty Limited (Australia)
Moody's Analytics Australia Pty. Ltd. (Australia)
Lewtan Australia Pty. Ltd. (Australia)
Moody's Analytics Knowledge Services (BVI) Limited (BVI)
Moody's Analytics Knowledge Services (UK) Ltd. (UK)
10%
Copal Partners Middle East LLC (UAE)
51%
ICRA Nepal Limited (Nepal)
ICRA Lanka Limited (Sri Lanka)
ICRA Management Consulting Services Limited (India)
99%
PT ICRA Indonesia (Indonesia)
ICRA Online Limited (India)
Pragati Development Consulting Services Ltd. (India)
Moody's Analytics Knowledge Services (Mauritius) Limited (Mauritius)
Moody's Analytics Knowledge Services Analysis (US) Inc. (Delaware)
Amba Research UK Ltd. (UK)
Moody's Analytics Knowledge Services (Hong Kong) Limited (Hong Kong)
Moody's Analytics Knowledge Services (US) Inc. (Delaware)
Moody's Analytics Knowledge Services Holdings (Mauritius) Ltd (Mauritius)
Copal Business Consulting (Beijing) Co., Limited (China)
Moody's Analytics Knowledge Services Research (Mauritius) Ltd (Mauritius)
98%
Amba Research (India) Pvt. Ltd. (India)
Moody's Analytics Knowledge Services Lanka (Private) Ltd. (Sri Lanka)
Moody's Analytics Knowledge Services (Singapore) Pte. Ltd. (Singapore)
90%
Moody's Analytics Knowledge Services Costa Rica S.A. (Costa Rica)

† An oval indicates a branch. A triangle indicates a partnership.
†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exhibit 4b

Organizational Chart as of December 31, 2016


President and Chief Executive Officer
Chief Credit Officer
President of MIS
Vice Chairman for MIS
EVP & Chief Financial Officer
EVP & General Counsel *
MD Global Methodology Review
MD Global Methodology Development
MD Rating Model Group
MD Global Ratings & Process Oversight
MD Global Strategy & Research
MD Credit Strategy - Americas
MD Credit Strategy - EMEA
MD Credit Strategy - Asia Pac
Senior Vice President of Ratings & Process Oversight
Senior Vice President Manager of Ratings & Process Oversight
Senior Vice President Manager of Ratings & Process Oversight
MD Ratings & Process Oversight
Senior Vice President of Ratings & Process Oversight
MD MIS Business Planning
MD Global Ratings & Research Support
MD Ratings & Research Support - Americas
MD Ratings & Research Support - EMEA
MD Global Ratings & Research
MD Global Financial Institutions
MD Research
MD Global Corporate Finance
MD Global Sovereign Risk
MD Global Public, Project & Infrastructure Finance
MD Global Structured Finance
MD Regional & Commercial Group
MD Global Head Relationship Management
SVP MIS Global Strategic Initiatives
MD Regional Head Americas
MD Regional Head EMEA
MD Regional Head Asia Pac
MD US & Canada Commercial Group
MD Head of Int'l Relationship Management
MD Global Head of Value Proposition & Market Strategy
MD Global Operations, Data & Controls
MD Global Middle Office
MD Global IT Alignment
SVP Global Operations
MD Data Operations & Governance
SVP Data Governance
SVP Analytic Data Management
Chief Information Officer
VP Global Head of Investor Relations & Communications
MD Treasurer
SVP Corporate Controller
SVP General Auditor
SVP Corporate Services
SVP MCO Planning & Treasury
MD Business Services
Chief Regulatory & Compliance Officer
MD Global Compliance & Investigations
MD Government & Public Affairs
MD Designated Compliance Officer - US/Americas
MD Designated Compliance Officer - EMEA
MD Designated Compliance Officer - Asia Pac
SVP Global Investigations
MD Training & Policies
MIS Ratings Organization Chart Key:
EVP: Executive Vice President
MD: Managing Director
AMD: Associate Managing Director
SVP: Senior Vice President
VP: Vice President
Asia Pac: Asia Pacific
EMEA: Europe Middle East Africa
MCO: Moody's Corporation
MIS: Moody's Investors Service
MSS: Moody's Shared Services
Note: Although not depicted in this chart, Legal department also reports to EVP & General Counsel.